Exhibit 99.1

AYR Provides Update on Delay of Q1 2025 Interim Financial Filings

MIAMI, June 13, 2025 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announces that it has not completed the filing of its interim financial statements, management’s discussion and analysis, and related CEO and CFO certificates for the three-month period ended March 31, 2025 (collectively, the “Interim Filings”) by the previously anticipated date of June 13, 2025.

As previously disclosed, the delay in filing the Interim Filings is primarily due to the Company’s ongoing negotiations with its creditors and the continued assessment of the appropriate accounting classifications of certain debt obligations currently under negotiation with a committee of its senior lenders (the “Ad Hoc Committee”). These negotiations are part of a broader strategic review process, as the Company evaluates capital structure alternatives and other strategic options to address its upcoming payment obligations and to support the execution of its long-term strategic plan.

As disclosed on June 6, 2025, the Ontario Securities Commission (“OSC”) has issued a failure-to-file cease-trade order (“FFCTO”) in accordance with National Policy 12-307 – Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions. The FFCTO prohibits all trading in AYR’s securities in all Canadian jurisdictions and has resulted in a suspension of the Company’s securities from trading on the Canadian Securities Exchange (“CSE”). The FFCTO will remain in effect until the Company completes and files the Interim Filings and all CSE requirements are satisfied.

AYR is working to complete the Interim Filings as soon as possible. The Company will provide a further update on the anticipated timing for filing the Interim Filings by June 27, 2025, or sooner if the filings are completed before that date.

The Company does not expect the FFCTO to impact its ability to continue to operate in the ordinary course.

Forward-Looking Statements

Certain statements contained in this news release may contain forward-looking information or may be forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target,” “expect,” “anticipate,” “believe,” “foresee,” “could,” “would,” “estimate,” “goal,” “outlook,” “intend,” “plan,” “seek,” “will,” “may,” “tracking,” “pacing,” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking statements pertaining to, among other things, the timing and completion of the Interim Filings, the outcome of ongoing negotiations with the Ad Hoc Committee, the impact of the FFCTO, and the Company’s strategic review process. Numerous risks and uncertainties could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. AYR undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

SVP, Public Affairs

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397